SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 27, 2013

1. DATE AND TIME: August 27, 2013 at 10:30 a.m. 2.  PLACE:  given the emergency nature due to an event of force majeure, the Meeting was held, extraordinarily, at the principal place of business of COFIC, located at Rodovia BA 512, Km 1.5, Polo Petroquímico de Camaçari, CEP: 42.810-440, Municipality of Camaçari, State of Bahia. 3.  CALL NOTICE: The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“LSA”), in the August 9, 10/11 and 13, 2013 editions of the “Official Gazette of the State of Bahia” and in the August 9, 10 and 13, 2013 editions of newspaper “A Tarde.” 4.  ATTENDANCE:  Shareholders representing more than 97% of the Company’s voting capital, as verified by the signatures below and those in the “Shareholder’s Attendance Book.” The meeting also recorded the attendance of shareholders holding more than 44% of the preferred shares, according to the signatures in the “Shareholder’s Attendance Book.” 5.  PRESIDING BOARD: Chairman: Ana Patrícia Soares Nogueira and Secretary: Ana Paula Urvaneja Bueno, chosen in the manner set out in article 16, paragraph 3, of the Company’s Bylaws. 6.  AGENDA:  Reading of the agenda was unanimously waived by the shareholders in attendance. 7.  RESOLUTIONS:  The matters listed in the Agenda were put up for discussion and vote, and the following resolutions were unanimously made by  those in attendance: 7.1  authorize the drawing up of the minutes of this Meeting in a summarized manner, as well as the publication thereof omitting the signatures of the shareholders present, pursuant to article 130 and its paragraphs of the LSA; 7.2 RECTIFICATION OF ALTERNATE MEMBERS OF THE FISCAL BOARD, WITHOUT THE ELECTION OF NEW MEMBERS:  (a) approve the rectification of alternate members of the Fiscal Board elected at the Annual General meeting held on April 2, 2013, with only a change between the alternate members already elected, without the election of new members, it being established that as of this date (a.1)  alternate fiscal board member CARLOS ALBERTO SIQUEIRA GOMES, Brazilian citizen, married, accountant, bearer of Identity Card (RG) No. 061618179 issued by IFP/RJ, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 771.775.767-20, resident and domiciled in Niterói/RJ, with business address at Rua Lélio Gama, 105, 16º andar, sala 1601, Centro, Rio de Janeiro/RJ, CEP 20031-080; current alternate fiscal board member ANTONIO LUIZ VIANNA DE SOUZA, Brazilian citizen, married, equipment engineer, enrolled in the CPF/MF under No. 622.307.437-91, bearer of Identity Card 1244818 IPF/RJ, resident and domiciled in Niterói/RJ, CEP 20031-912, shall take on the position of alternate member for full member MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI, Brazilian citizen, divorced, chemical engineer, bearer of Brazilian Army – Ministry of Defense Identity Card No. 020427932-7, enrolled in the CPF/MF under No. 544.152.507-00, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 12º andar, sala 1201, Centro, Rio de Janeiro/RJ, CEP 20031-912, and (a.2)

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alternate fiscal board member CASSIA MARIA NOCCHI VIEIRA, Brazilian citizen, single, economist, bearer of Identity card No. 049200868 IFP/RJ, enrolled in the CPF/MF under No. 759.918.537-20, resident and domiciled in Rio de Janeiro, with business address at Av. República do Chile, 65, 10º andar, sala 1003, Centro, Rio de Janeiro/RJ, CEP 20031-912, current alternate fiscal board member MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI shall take on the position of alternate member for full member ANTONIO LUIZ VIANNA DE SOUZA; and (b) consign  that the term of office of the referred members remains unaltered, which is valid until the Annual General Meeting that will appraise the manager accounts for the financial year ending on December 31, 2013. Due to the rectification deliberated on above, the Fiscal Board of the Company shall now have the following composition:  FULL MEMBERS: ISMAEL CAMPOS DE ABREU; ALUIZIO DA ROCHA COELHO NETO; ANTÔNIO LUIZ VIANNA DE SOUZA; MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI and  MANOEL MOTA FONSECA. RESPECTIVE ALTERNATE MEMBERS: AFONSO CELSO FLORENTINO DE OLIVEIRA; JAYME GOMES DA FONSECA JÚNIOR; CASSIA MARIA NOCCHI VIEIRA; CARLOS ALBERTO SIQUEIRA GOMES and  ANA PATRÍCIA SOARES NOGUEIRA; 7.3. RESIGNATION AND SUBSTITUTION OF MEMBERS OF THE BOARD OF DIRECTORS: (a) take cognizance of the resignations presented by full Board Member FELIPE MONTORO JENS, and by alternate members ANDRÉ AMARO DA SILVEIRA and CARLA GOUVEIA BARRETTO, according to the letters received and filed at the Company’s principal place of business; (b)  consign  votes of gratitude and recognition for the resigning Board Members for the effort and contribution dedicated to the Company; (c)  elect, to fill the vacant positions and to complete the remaining terms of office in course, which conclude upon the Annual General Meeting that will appraise the manager accounts for the financial year ending on December 31, 2014, MARCELA APARECIDA DREHMER ANDRADE, Brazilian citizen, married, business administrator, bearer of Identity Card (RG) No. 03.797.428-96 SSP/BA, enrolled in the CPF/MF under No. 515.029.505-10, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 32º andar, Pinheiros, city of São Paulo, State of São Paulo, CEP 05425-070, to integrate the Board of Directors of the Company as a full member, in substitution of resigning board member, FELIPE MONTORO JENS; DANIEL BEZERRA VILLAR, Brazilian citizen, married, civil engineer, bearer of Identity Card (RG) No. 09370154-8 IFP/RJ, enrolled in the CPF/MF under No. 024.449.667-67, resident and domiciled in Rio de Janeiro/RJ, with business address at Avenida João Cabral de Melo Neto, 400, 13º andar, Barra da Tijuca, City of Rio de Janeiro, State of Rio de Janeiro, CEP 22.775-057, as an alternate member, in substitution of resigning alternate ANDRE AMARO DA SILVEIRA, and JAIRO ELIAS FLOR, Brazilian citizen, married, Business Administrator, bearer of Identity Card (RG) No. 1.924.225-0 SSP/PR, enrolled in the CPF/MF under No. 407.391.209-72, resident and domiciled in São Paulo/SP, with business address at Av. Rebouças, 3970, 28º andar, CEP 05402-600, as an alternate member, in substitution of resigning alternate member CARLA GOUVEIA BARRETTO. The Board Members elected herein shall be invested in office on this date, having presented written statements for the due legal purposes and effects set out in article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording provided by article 4 of Law No. 10,194 of February 14, 2001, wherein they are not prevented from exercising the trade or administration of a business organization, by virtue of a criminal conviction, having also presented, in compliance with the provisions of CVM Ruling No. 358 of January 3, 2002, written statements pursuant to the terms of

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such Ruling, which were filed at the Company’s principal place of business. Due to the resignations and elections deliberated above, the Company’s Board of Directors shall now have the following composition: FULL MEMBERS: MARCELO BAHIA ODEBRECHT – CHAIRMAN; JOSÉ CARLOS COSENZA – VICE-CHAIRMAN; ALFREDO LISBOA RIBEIRO TELLECHEA; ALVARO FERNANDES DA CUNHA FILHO; MARCELA APARECIDA DREHMER ANDRADE; NEWTON SERGIO DE SOUZA; LUIZ DE MENDONÇA; ALMIR GUILHERME BARBASSA; JOSÉ ALCIDES SANTORO MARTINS; PATRICK HORBACH FAIRON; and ROBERTO ZURLI MACHADO. RESPECTIVE ALTERNATE MEMBERS: CLÁUDIO MELO FILHO; ANTONIO APARECIDA DE OLIVEIRA; DANIEL BEZERRA VILLAR; JAIRO ELIAS FLOR; MAURO MOTTA FIGUEIRA; MONICA BAHIA ODEBRECHT; PAULO OLIVEIRA LACERDA DE MELO; GUSTAVO TARDIN BARBOSA; ARÃO DIAS TISSER; ANDREA DAMIANI MAIA DE ANDRADE; and JOSÉ DE FREITAS MASCARENHAS. 8. - ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Shareholders in attendance, which made up the quorum required to render the resolution of this General Meeting valid and, by decision of the Shareholders, the extraction of the necessary certificates by the Secretary of the Meeting was authorized. Camaçari/BA, August 27, 2013. [Sgd.: PRESIDING BOARD: Ana Patrícia Soares Nogueira – Chairman; Ana Paula Urvaneja Bueno – Secretary; SHAREHOLDERS: Odebrecht Serviços e Participações S/A (by Ana Patricia Soares Nogueira); Odebrecht S/A (by Ana Patricia Soares Nogueira); Petróleo Brasileiro S/A – Petrobras (by Roberto Keller Thompson Mello)].

The above matches the original recorded in the proper book.

Ana Paula Urvaneja Bueno

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.